UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of                    February                              , 2004
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                          Knightsbridge Tankers Limited
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                 (Translation of registrant's name into English)

        Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                              Form 20-F X Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1, is a copy of the Press Release to Shareholders of Knightsbridge Tankers Ltd. (the "Company") dated February 13, 2004.

FOR IMMEDIATE RELEASE
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KNIGHTSBRIDGE TANKERS LIMITED


Knightsbridge Tankers Limited (VLCCF) Announces Medium-Term Time Charters for Two Vessels

Hamilton, Bermuda, February 13, 2004. Knightsbridge Tankers Limited ("Knightsbridge" or the "Company") (NASDAQ NM: VLCCG) today announced it has secured medium-term time charter contracts for two of the Company's five very large crude carriers (VLCCs). The Company has chartered the vessels to Tankers International LLC, each for a period of three years at a rate of $30,000 per day with a 50:50 profit sharing arrangement for earnings in excess of $30,000 per day calculated by reference to the BITR Index. Tankers International LLC is a pool for the commercial operations of four large tanker owners and operators:
A.P. Moller, Euronav Luxembourg SA., Overseas Shipholding Group, Inc and Reederei "Nord" Klaus E. Oldendorff. The two time charters will commence prior to April 30, 2004.

In June 2003, Knightsbridge received notice that Shell International has chosen not to renew the existing bareboat charters for any of the Company's five VLCCs for a second seven year period. Consequently, all five VLCCs will be redelivered to the Company during late February and March 2004. In September 2003, at a Special General Meeting of Shareholders, the shareholders voted to continue the Company in business. Since that time the Company has been evaluating the alternatives available with respect to future employment of the VLCCs. The Company has now fixed three of its five VLCCs on medium or long-term charters. The Company expects the remaining two vessels to trade initially on the spot market on redelivery from Shell International although it will continue to evaluate market opportunities and employment options that may become available.

Knightsbridge's Common Shares trade on the Nasdaq National Market under the symbol "VLCCF".

Cautionary Statement Regarding Forward-looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's vesssels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

Hamilton, Bermuda, February 13, 2004

Contact:  Knightsbridge Tankers Limited   Ola Lorentzon
          Investor Relations              +46 703 99 8886

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                 Knightsbridge Tankers Limited
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                                                          (Registrant)




Date February 13, 2004                           By /s/ Kate Blankenship
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                                                    Kate Blankenship
                                                    Secretary